



BECAUSE THE ESTABLISHMENT
ISN'T WAGING A WAR OF IDEAS
BUT A WAR AGAINST IDEAS

ISEGORIA.COM

THE PROBLEM

*90% of all mainstream media is owned by 6 companies.

*Independent voices are shut out of mainstream media

*Independent media is being deplatformed by big tech.

     

 EQUALITY IN THE RIGHT TO SPEAK



ENTER ISE MEDIA

Ise Media is a blockchain-based 24-hour streaming and Over the Top* Player, news and entertainment platform.



BEN SWANN
CEO

Spearheaded by multi-award winning investigative journalist Ben Swann, whose social following is nearing 1,000,000 subscribers. Ben has created content that has reached hundreds of millions of viewers.

Ise Media will be a collaboration of independent journalists and entertainers.

 500,000

 112,000

 80,000

 20,000

 50,000



EQUALITY IN THE RIGHT TO SPEAK

*Over the top (OTT) is a term used to refer to content providers that distribute streaming media as a standalone product directly to consumers over the Internet, bypassing telecommunications, multichannel television, and broadcast television platforms that traditionally act as a controller or distributor of such content.

THE MARKET IS READY FOR A NEW VOICE

* Facebook is losing its key demographic
* Facebook user engagement is down
* YouTube is slashing creators' revenue shares
* Millennials prefer online video to traditional TV
* US Digital ad spend topped $107.3 Billion in 2018
* TV ad spend dropped / digital ad spend grew 18% in 2018

The market has never been more primed for independent news, information and entertainment. Ben Swann has consistently proven the interest in this content over the past 5 years through his fearless and thorough investigations.

In 2016, **"Reality Check w/ Ben Swann"** had over **110 million video views** on Facebook alone.



EQUALITY IN THE RIGHT TO SPEAK

BEN SWANN DEMO

Ben Swann has person-for-person, more of the key advertising demographic (ages 25-54) consuming content daily* than any of the top six cable news shows in America.

BY THE NUMBERS



Page Summary Last 28 days
Export Data
Results from Sep 02, 2016 - Sep 29, 2016
Organic
Paid
Actions on Page
September 1 - September 28
161
Total Actions on Page ▼6%
Page Views
September 1 - September 28
24,258
Total Page Views ▲85%
Page Likes
September 1 - September 28
36,398
Page Likes ▲209%
Reach
September 1 - September 28
71,701,424
People Reached ▲170%
Post Engagements
September 1 - September 28
7,493,961
Post Engagement ▲185%
Videos
September 1 - September 28
16,684,589
Total Video Views ▲108%



EQUALITY IN THE RIGHT TO SPEAK

BEN SWANN DEMO

Even with 2M more fans, in a Facebook comparison per post,
Ben Swann beats VICE News with higher and raw engagement.

BY THE NUMBERS

Add Pages

 Reactions, Comments & Shares

Page		Total Page Likes	From Last Week	Posts This Week	Engagement This Week
1	**VICE News**	2.3m	▲ 0.3%	139	168.4K
YOU 2	**Ben Swann**	371.2K	▲ 6.7%	5	194.7K

 EQUALITY IN THE RIGHT TO SPEAK

THE OPPORTUNITY

*Mainstream Media is becoming more polarized

*An information and entertainment gap for independent thinking people has opened

*Big tech purging of independent media companies have left millions looking for a hub for information

This is a once in a generation opportunity **to create a next-level media company that combines the power of blockchain with YouTube's channel choices, Facebook's news feed and streaming news and entertainment.**



EQUALITY IN THE RIGHT TO SPEAK

HOW IT WORKS



ISE LIVE



ISE QUALITY



INDIE

ORIGNIAL CONTENT

Ise Media will be a 24/7 streaming channel for a stand alone app and OTTP (over the top players) such as Roku, Apple TV, Samsung TV, etc. The channel will run a variety of news, docudrama, video podcast and entertainment programming. The Lineup varies day to day and season to season as in a traditional cable or streaming lineup.
Content for the live TV stream will be curated from a combination of orignial content as well as content from our channel service.

Ise Media will partner with production companies to create half-hour and hour- long episodic content in a docu-drama (VICE style). These shows will cover freedom issues, technology, blockchain and cryptocurrency as well as activist movements.

Separate from our 24/7 stream, ISE Media will also provide a channel service which will be formatted simiarly to YouTube's channel system. Here we will allow independent media and content creators to have their own channels. These voices will include content creators from across the political spectrum and provide a platform for creators who are currently being deplatformed by Facebook, YouTube and Twitter . Users can upvote content from these channels where it can and will be featured during our 24/7 livestream.





EQUALITY IN THE RIGHT TO SPEAK

ISEGORIA REWARD SYSTEM

Investing in Media, Creators and Consumers

Isegoria will have a cryptocurrency rewards system built into the platform that will reward journalists and entertainers who create high-quality and engaging content, as well as the users who engage in the content. This will be the first truly "responsive" media company as our users will have "voting rights" to pick what content is covered and investigated.
The rewards system will be divided into four as follows:

      

CONTENT CREATORS   **USERS**   **ISEGORIA**   **TREASURY**

 **EQUALITY IN THE RIGHT TO SPEAK**

HOW IT WORKS

CONTENT

Isegoria will consist of three major verticals containing original content



ISE LIVE



ISE QUALITY



INDIE

PLATFORMS

Isegoria will consist of three main delivery platforms



STREAMING PLAYER



MOBILE



WEBSITE

AUDIENCE

Isegoria will reach across political ideologies and reach viewers who are tired of establishment media which creates content that neither informs or educates.





EQUALITY IN THE RIGHT TO SPEAK

DECENTRALIZED TREASURY SYSTEM

*Treasury will consist of a DAO (Decentralized Autonomous Organization)

*DAO will consist of token holders who have voting rights

*Content creators can submit proposals to request tokens to create content

*DAO will vote on those proposals

*Content created via the Treasury will be featured on ISE platforms



EQUALITY IN THE RIGHT TO SPEAK

BUSINESS MODEL

Digital ad spend is expected to overtake traditional ad spend by the year 2021. Digital ad spend in the US is over $107 Billion. ISE will generate revenue through both digital ad buys and a robust token economy.

*Advertising - banner, video, newsletter

*Sponsored Content

*Ad Free Subscription

*Pay Per View

*Patreon Style Features

 EQUALITY IN THE RIGHT TO SPEAK

ISE TEAM



TRUTH IN MEDIA

SAM EATON

CHIEF MARKETING OFFICER



BEN SWANN

CEO - ISEGORIA

FOUNDER - TRUTH IN MEDIA



ILLUMNINE

PATRICK DEVEREAUX

CHIEF FINANCIAL OFFICER



IN PRIME LEGAL/FOUNDERS LEGAL

JOHNATHAN PAGE / YURI ELIEZER

LEGAL



BLOCK BLOX

MAYUR MOUDHGALYA

CHIEF TECHNICAL OFFICER

QUESTIONS?

Contact Ben Swann
ben@truthinmedia.com



